Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	March 31,
(Thousands of Dollars)	2026	2025

INCOME
Operating Revenues:
Utility Revenues	$930,112	$776,686
Integrated Upstream and Gathering Revenues	1,298,683	1,016,967
Pipeline and Storage Revenues	279,195	275,288
	2,507,990	2,068,941

Operating Expenses:
Purchased Gas	306,223	188,246
Operation and Maintenance:
Utility	238,905	224,090
Integrated Upstream and Gathering and Other	233,812	189,398
Pipeline and Storage	121,327	117,209
Property, Franchise and Other Taxes	97,147	90,687
Depreciation, Depletion and Amortization	477,301	442,948
Impairment of Assets	—	660,930
	1,474,715	1,913,508

Operating Income	1,033,275	155,433

Other Income (Expense):
Other Income (Deductions)	38,711	29,376
Interest Expense on Long-Term Debt	(131,442)	(138,907)
Other Interest Expense	(19,001)	(12,463)

Income Before Income Taxes	921,543	33,439

Income Tax Expense (Benefit)	235,070	(6,126)

Net Income Available for Common Stock	$686,473	$39,565

Earnings Per Common Share:
Basic:
Net Income Available for Common Stock	$7.48	$0.43

Diluted:
Net Income Available for Common Stock	$7.42	$0.43

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	91,716,319	91,106,728

Used in Diluted Calculation	92,486,999	91,720,006